February 13, 2020

John D'Angelo
President and Chief Executive Officer
Investar Holding Corp.
10500 Coursey Boulevard
Baton Rouge, Louisiana 70816

       Re: Investar Holding Corp.
           Registration Statement on Form S-3
           Filed February 7, 2020
           File No. 333-236315

Dear Mr. D'Angelo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance